 Exhibit 99.3

Common TV Call

COMMON TV CALL

Q3 FY 2018 RESULTS

January 12, 2018

CORPORATE PARTICIPANTs

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

PRESS

Chandra Srikanth

ET Now

Sajeet Manghat

Bloomberg Quint

Kritika Saxena

CNBC TV18

Anisha Nayar Dhawan

Zee Business

Salil Parekh

Good Afternoon and wish you a Happy New Year. I am Salil Parekh, the Chief Executive Officer of Infosys. I am joined here by my colleagues, Pravin, our Chief Operating Officer and Ranga, our Chief Financial Officer. It is a privilege for me to have this opportunity to lead Infosys. I would like to thank Nandan and the entire Board for having put their trust in me. I have been in the technology industry for several years and I have always admired and respected what Infosys has stood for.

In my first few days in this role, I have had the chance to meet with and interact with several employees here at Infosys. I have been hugely energized by them. There is a huge sense of pride, of responsibility and really a commitment to all the values of Infosys that each employee carries with him. In fact, there is even a warmth that I have found that is really being there in the welcome that each employee has put forward for me. The passion of each employee is what reflects in all the work that we do for our clients.

And with respect to clients, as I have reached out to them, they have come back to me with demonstration and endorsement of how Infosys has built a partnership with them over all these years. The messages I have got back from clients show a real delight for working with Infosys and for all the work that we do for them.

As we look at the market, there are exciting new opportunities that exist today in the IT Services market and with our clients. Each of our clients are facing a digital disruption that their sector is involved in, that their business is involved in and many of the competitors are driving. That creates a tremendous opportunity for us to partake in all the digital disruption for the benefit of our clients. At Infosys, we have a strong foundation for our business. We have the trust of 1100 clients, 200,000 passionate employees. We work across a broad range of sectors and service clients. We have a business that is growing and with high operating margins, we generate exceptional cash flow and we have a strong balance sheet. All of that builds a strong foundation for our business.

Building on the strategy refresh that Nandan initiated, I have structured a review that looks into four dimensions. These are the new market opportunities, our client relationships, the people dimension and our service offering portfolio that’s constantly rejuvenated. These are the four critical elements of our business as we look forward. Over the next three months, I am meeting with several of our clients, several of our employees, several of our partners, working with our leadership team and the Board to test the assumptions in the approach and build then a comprehensive view along those four critical elements. In April, I plan to conclude this exercise and lay out the strategic priorities for us going forward.

With a strong set of building blocks and renewed energy and attention to the digital changes in the marketplace, we have an opportunity to build a stronger Infosys in the years to come. I look forward to working with the entire team here at Infosys, all of our clients and our partners to partake in that journey and be part of the success going forward.

Thank you. Now I will ask Pravin and then Ranga to comment on the Q3 results.

Pravin Rao

Thank you, Salil. Happy New Year. We had a very good quarter across multiple dimensions. Our revenues grew 1% sequentially on reported basis and 0.8% on constant currency. Margins remained stable at 24.3%. Revenues from new software and services increased to 11.6% as compared to 11% in the previous quarter, it is 6.8% sequential growth. Our share of revenues from digital services crossed 25%. Our utilization continues to be at all-time high. Our client metrics are looking very solid. We added about 79 new clients this quarter. We have seen improvement in client numbers across multiple buckets. We had eight large deal wins with $779 mn TCV, the pipeline is very healthy. Our attrition has come down from very high levels to about 15.8% this quarter. So net-net, very good performance across all dimensions considering what is typically a very soft quarter.

M.D. Ranganath

Thanks, Salil and Pravin. Very Happy New Year to all of you. This quarter’s performance of the company was resilient on multiple dimensions, whether it is revenue, profitability, cash generation, new services growth, attrition and multiple dimensions.

Coming to operating margins, they improved sequentially from 24.2% to 24.3%. This was on the back of a broad-based improvement in several operational efficiency parameters like utilization touched 84.9%, which is an all-time high, the onsite mix improved to 29% which is a 11-quarter low, then we had reduction in the subcontractor expenses and so on. Our cash generation was record; if you look at the first nine months of this year, while the revenues grew 6.5%, the free cash flow grew 23%.

Again, this quarter had certain significant developments; as you know we entered into an advance pricing agreement with the United States Internal Revenue Service. Apart from resulting in the reversal of provision of $225 mn, it also enhances the predictability of our future tax liabilities.

Last but not the least, we concluded one of the largest share buyback programs in the country with Rs.13,000 crores of share buyback. As you know, this is in line with the commitment made by the company in its capital allocation policy that was announced in April 2017.

The other important point that I would like to highlight is that this quarter for the first time our per capita revenue crossed $53,000 per person which is a result of productivity improvements. If you look at the first nine months of the year, while the headcount increased by 1%, revenues grew by 6.5%.

So with that, we will open the floor for Questions.

Chandra Srikanth

Hi, Good Evening. Chandra Srikanth from ET Now. Just want to start by asking you about the overall commentary. I know it has just been a few days since you joined Infosys. You also mentioned in your opening remarks that you will continue a review and layout a new strategy by April. But based on everything that you see from a global perspective, from a demand environment perspective, what are the immediate challenges that you see for the company. What brief have you been given by Nandan Nilekani even though you cannot give us something on strategy immediately? Challenges with respect to senior management attrition, we have seen a President leaving this quarter. So, what will you do to ensure that senior management attrition is contained because that was an issue we saw in the last couple of years? Ranga, a couple of questions for you on pricing. We have seen yet another quarter where pricing improves. So has the environment around pricing stabilized? Is there more scope to really take up utilization because again at 84.9%, is there more headroom to improve utilization? Pravin, just an overview of where you see sectors as well as geographies, because a lot of people are saying that Digital has reached maturity cycle. So perhaps Indian companies stand to gain in the next couple of years. It would not be just Accenture.

Salil Parekh

Let me start off. In terms of what the immediate priorities are, as I laid out, my first priority is really to connect with our people and connect with our clients and build together with them what we think is the roadmap for the future ahead. That is what we want to lay out in this April timeframe. In terms of what Nandan has asked me to do, he has told me to get on with it and get the job done. It is quite simple, you know him, he is very straightforward. In terms of the President leaving, let me ask Pravin to comment on it. It was for his personal reasons that Rajesh has decided to leave.

Pravin Rao

I think this is something which is not new. Rajesh had indicated his desire few months back. It so happened from a timing perspective, he was able to find something which was suiting his preferences at this time. I do not think we should read anything more than the fact that he had personal reasons and he had to leave.

Chandra Srikanth

What are the challenges both for the company as well as environment?

Salil Parekh

I think the environment has tremendous set of opportunities today where there is growth in the new areas. If you look at areas of data, analytics, IoT, cloud, security, digital customer experience, AI, machine learning, there are several elements of growth. The challenge is to make sure that the business is positioned in those growth areas. Form an Infosys perspective, again, I need to spend time with our clients and our employees and then start to build a roadmap and come back with a set of strategic priorities.

M.D. Ranganath

Coming to pricing that you asked, Chandra. Quarter-to-quarter there will be volatility, but a better indicator is really how has the pricing moved over the 9-month period as compared to the 9-month of previous year. If you look at that, in reported currency terms, the price realization has improved by 0.8%. In constant currency, it is flat. But the important point to note is in the last 2 years, FY16 and FY17, there was a pricing decline in constant currency terms of 1%-1.5%. But this year, for first 9 months it has been flat which is a good indicator in terms of stability.

Chandra Srikanth

Sir on the utilization?

M.D. Ranganath

Yes. On the utilization, you are right. We have touched 84.9% and of course that is a very high level. If you look at the beginning of the year, we gave the operating margin guidance of 23%-25% and we had said that the rupee and our investments in US talent model is the reason for 23%-25%. If you look at the first 9 months, we are at 24.2%, pretty much at the midpoint. So I think while the utilization lever has helped us, but from now on the headway is quite short there. Ravi's delivery team has done a fantastic job breaking the peaks every quarter. So we have to look at the other levers. For example, onsite mix is one which we have talked earlier. It used to be at 30% and in last quarter, it came down. This quarter again, it has come down to 29%. That is something that we are focusing on. Most importantly, if you look at the first 9 months of this year, the onsite employee cost as a percentage of revenues has also come down which is primarily an account of managing our fixed price project profitability, role mix and many other factors. But you are right, I think the runway that we have for utilization is quite limited.

Pravin Rao

Coming to the sectors, in quarter 3, the performance in Financial Services has been muted, primarily three reasons. One is we had higher than expected furloughs. We had some budget cuts in couple of our large clients and thirdly, some of the transitions for some of the deals that we have won in the last few quarters, the ramp-up was on a slower side. But we remain very confident about the sector and we believe that the calendar year 2018 will be much better than calendar year 2017 for the Financial Services. Our positioning in this is very strong. I talked about the 8 large deals and out of it, 5 deals are from Financial Services. So we remain very optimistic about this sector. In insurance, we had a very strong performance, on a constant currency basis sequentially, it grew about close to 8%. Retail & CPG has done well after several quarters 3.1% growth on a constant currency basis. While structurally we see challenges in Retail & CPG, but we do expect that there are lot of opportunities particularly in the transformation areas and given our differentiation and client base, we believe that we have a good opportunity to grow in Retail & CPG going forward. Manufacturing has been bit muted this quarter again because they typically have much larger impact from a furlough perspective. We expect some of the growth to come back in the coming quarters. Consistent with what we have seen in the last few quarters, growth in ECS has been pretty solid, on Energy & Utilities, even this quarter we have seen more than 5% constant currency growth. We continue to see good traction there. While we had good growth on the Telecom side, we expect the growth to be little bit volatile going forward. Growth in Energy has started picking up given the stability in oil prices and so on. So net-to-net, I think it has been a fairly broad-based growth and we do expect some of this spending to come back in the coming year. From a geography perspective, North America was marginally lower than the company from the growth perspective 0.7% on a constant currency growth, but primarily impacted by higher furlough. Europe continues to be very strong. We have had close to 5% constant currency growth in Europe and across the sectors, we see lot more opportunities and pipeline in Europe as compared to North America. So overall, I think this quarter we have had fair amount of consistent performance across sectors and we do expect in the coming quarters some of the spend to come back.

Sajeet Manghat

Good evening, gentlemen. Happy New Year. I am Sajeet Manghat from Bloomberg Quint. Salil, you spoke about your review and four pillars of review which you are looking at new markets, client operations, people centric and service portfolio. Can you elaborate a bit on all these four, what exactly will you be looking at when you review all these four pillars? From the operations point of view, if you look at the earnings this quarter, you had a $225 mn tax reversal which came in. Aside of that, you had a $31 mn of other income which was interest on the taxes which came in. So if you look at the earnings, excluding these two, the earnings profitability was much lower than street expectation there. So if you can comment on that part of it? From a revenue point of view, how do you see revenues going into Q4? Are you confident enough that you will be able to meet the guidance of 5.5% to 6.5% in terms of constant currency? Banking and Retail vertical, you said there is some slow growth coming in there. What I saw in your numbers was that Europe grew good, but North America was little muted. How much of Banking was the reason there and if that was the thing, how was Banking as a character segment for Europe and US working because both are working on opposite direction, it seems from the numbers which has come in. And finally, APA , I just wanted to check with you, there is some more money which will be coming into you as part of the reversal, over how many quarters will it come in? Thank you.

Salil Parekh

Thanks. The question on the four pillars, I think there was a strategic refresh that was initiated by Nandan. So my intention is to really dig into it myself and confirm it. These pillars are traditional pillars around which our business is built and the market opportunity to understand where the market is. Client relationships to build upon how our client activity is and how to leverage that to produce more work in the new areas for our clients. The people dimension is the most critical because we have to be very clear on how employee interactions are, how their reskilling is and how our leadership development is. Our final dimension on the service offering is again to look at how we rejuvenate that service offering vis-à-vis the market opportunities and the client needs. Those are the dimensions that we look at. They have already been looked at. It is more a question of making me dig into it deeper with the strategy refresh that Nandan had launched and taking the time to get some feedback from our clients, our employees and our partners and build it with the leadership team. So that is the thinking around that. On the earnings, I will request Ranga to answer that from the one-off versus the non one-off.

M.D. Ranganath

Thanks, Salil. Well, if you look at the profitability of the company, let us look at the operating margin, it improved, sequentially it improved to 24.3%. Coming back to the net profit, the question that you had, the APA resulted in the reversal of $225 mn and the other income that you talked about. Quarter-to-quarter, yes, sequentially dropped but that is primarily on account of this time, we had a payout of $2 bn. The sequential growth sometimes will be volatile because of these pluses and minus. A more reliable and more relevant is to look at 9 months to over 9 months, how it has moved. There, the EPS growth has been 7% whereas the revenue growth has been 6.5%, so it is ahead.

Sajeet Manghat

How confident you are on achieving the 5.5%-6.5%?

M.D. Ranganath

I think we have retained our guidance to 5.5%-6.5% in constant currency and if you look at the first 9 months of the year in terms of constant currency, we have grown at 5.6%. So I think our focus is now on the execution of Q4 as Salil and Pravin said. So we have retained our guidance.

Sajeet Manghat

Banking?

Pravin Rao

On the Banking as I mentioned earlier, in this quarter it was muted primarily as I highlighted 3 reasons – higher than expected furlough impact, budget cuts in couple of accounts and slow ramp up of some of the deals that we had won in the previous quarter. From a Europe versus North America perspective, we have seen much better traction in Europe than North America. But our expectation is at least in financial services, we will see that spend coming back in the coming quarter and coming year. We expect calendar year ‘18 to be better than calendar year ‘17 for this sector.

Sajeet Manghat

For Europe or US?

Pravin Rao

Together for this. We expect spend to come back, at least on the discretionary side, to come back even in Americas for the Banking sector in the coming year. On the Retail front, we have had a good quarter after several quarters. We are hopeful that the momentum and the trend will continue. But this sector by nature is very volatile. So it remains to be seen. For this quarter we had a good one. So we are hopeful that that momentum will continue.

Sajeet Manghat

Do you see this differential homogeneity between BFS in Europe and BFS in North America, and why has that happened?

Pravin Rao

See for us from a Europe perspective, you have to go back to look at the history and sometimes it is also a portfolio mix. So it really depends on that. The situation is different from a geography perspective. It is a combination of the portfolio that you have and where you are in your own journey.

Kritika Saxena

Hi Gentlemen, Kritika Saxena from CNBC TV18, Wish You a Very Happy New Year. Salil, congratulations, good to see you at Infosys. My first question to you, you have talked about the four pillars and I am sure we will get the specifics, I am not going to ask you about that. But I want to understand how critical will digital investments be? In my earlier interactions with you, you have spoken about the importance of consulting while you are looking at driving growth across the board, how critical will that be and scaling up these areas will be as you go ahead?

Pravin made a very important point for BFS, 2018 will be better than 2017, can we assume then that a lot of the pressure that was there based on the macro environment, Salil, can we assume then that the pressure that the IT industry had seen in the year 2017 will be done and 2018 will start in terms of the growth driver that we were expecting?

Ranga, as far as the guidance is concerned, you said that you have retained it. Will Q4 be better than Q3 and if it will, will you be able to come in at the higher level, will you be able to beat the guidance. The other point I wanted to understand is the impact of the US tax reform, have you started, it has just been a few days, but by when are you expecting to start seeing some kind of a pickup as far as discretionary spending is concerned and that thereby impacting in numbers?

Pravin, as far as the kind of levers that you have in the India growth, the fact is that I agree that India is a smaller number, but it has declined substantially, ROW has declined substantially, will that continue to remain a volatile factor over the next couple of quarters? Also just wanted to get your perspective on what levers you have to be able to, I agree utilization is at a substantial high, but what are the other levers that you have to be able to expand this, and Ranga, if you can just add to that point on the margin levers that you have right now?

Salil Parekh

Let me start with the digital and consulting point, thank you Kritika and wish you Happy New Year. From the way we are looking at our business today in terms of the market, clearly there is a huge shift in the market for the activity for digital and also for consulting because the buyers are not just the CIOs anymore, there are a lot of business buyers. With consulting, it gives you a tremendous advantage that you have linkage and access to those buyers. We have a strong business within consulting, large business and we have also nice footprint on digital. So those will clearly be elements that go into this refresh that we are looking at.

Kritika Saxena

The other point on the demand environment will ‘2018 be a better year overall for you than 2017?

Salil Parekh

At this stage, firstly we want to get through our Q4 which is a critical quarter for us. As we come to the close of Q4, we will have made more clear plans for the next fiscal and that will be a better time to address that.

M.D. Ranganath

You had a point on the guidance. We have retained our guidance in constant currency terms from 5.5 to 6.5. If you look at the first nine months of this year as compared to the first nine months of last year, our growth in constant currency has been 5.6%. So as I said earlier, our focus is on executing Q4 as Salil pointed out and we are focusing on that. The second point was on the margin levers. As you know, we had indicated the band of 23% to 25% for the year. If you look at the first nine months, we are at 24.2%, pretty much at the midpoint. The multiple levers that we had talked about earlier was on how do we manage the onsite employee cost through productivity increases, the fixed-price project, the role ratios. Then we also talked about reduction in the onsite mix earlier. If you look at onsite mix, it has come down from 29.8% same quarter last year to 29%, last quarter also it had come down, that is something that we are closely watching. Second one is in FP projects, what are some of the lean aspects that we can look into. Coming to utilization, it is kind of 84.9%, it has gone up three full percentage points, it was 81.9% last year same time and there is limited runway from here. So onsite mix, focusing on the productivity and the lean pieces in the onsite role ratios and the onsite fixed price projects. If you look at the other piece this quarter, the subcontractor expenses as a percentage of revenue is below 6%, it has come down this quarter. We are looking at all these aspects and we have retained the operating margin guidance of 23% to 25%.

Kritika Saxena

Will the Q4 better than Q3?

M.D. Ranganath

Well, I think our relentless focus will continue, but the runway is limited. But we have to look at what other levers we have at our disposal. We are reiterating our guidance for the year at 23 to 25.

Pravin Rao

Just to add on to the efficiency side, I think while the traditional levers we have maximized to a great extent, we still have opportunities around Automation, Lean and so on. So that is a continuous effort and we will continue to work on that. Some of our units still are not performing to our expectations, consulting is one. We have now repurposed Nia and some on the products side with a new thinking, so some of those things also are expected to kick up over the next three to four quarters. And if you look at it, our revenue from new services which are faster growing and that will also probably help us in improving our bringing in much more revenues at a much higher price points and so on. There is a combination of factors which will probably help us in managing our economics as well as helping us in investing in business because with all the disruptions happening, we need to also invest back in business and people as well.

Coming to the question on India and Rest of the World, I think in India we are very selective. It is very small part of the business. I do not think you should read any meaning into it. We are very careful about which projects to go after. Rest of the World is not secular trend, it is just a one-quarter phenomenon, so we are not really concerned about it.

Kritika Saxena

Pravin, you had outlined last time that there were some contract specific issues that had been a little bit of a challenge last quarter, is that still there or not?

Pravin Rao

Right now, we do not have any client specific issues

Anisha Nayar Dhawan

I am Anisha Nayar Dhawan from Zee Business. Salil, I wanted to ask you, the issue of visa that is there in US that comes again and again and there is lot of problems from it, do you think that this will have impact on the business. Now also do you think that because of this uncertainty you will have to do some cost provisioning, you have to do backup planning from which there may be effect on the company?

Mr. Rao, I wanted to know from you that you said that some clients have cut down their budgets, is this one-off? What are your clients saying about the budgets, what are they planning to spend, what is their discretionary spending? What Ranga was talking about onsite mix and with the Visa and when everybody is saying that we will increase our onsite capacity because we have to keep the work in motion, so in this what is the pressure on the margins?

Salil Parekh

To answer your first question in terms of what is the evolution of the US Visa situation, at this stage there is no new news that I have to share in the sense of changes. We have declared in the past that we are going to scale up our US workforce. We have made some clear statements which we are focusing on. There is a need to work on that and build that up, but outside of that there is no new comment on the visa situation in terms of the news flow.

Pravin Rao

Just to add to Salil, we are committed to recruiting about 10,000 locals over the next couple of years in US, that journey is going on. We have already identified two locations for our technology and innovation hubs, one in Indianapolis and other in Raleigh, North Carolina. We have stitched partnerships with likes of Rhode Island School of Design with Purdue University and so on. So that whatever plan we have on the US talent to mitigate the visa issues, the plan is going on well. From a budget perspective, in today’s world while people continue to do the budgeting, but today it does not have the same meaning as historically it used to. Given the volatility, we constantly see a lot of projects getting pushed out, new projects coming onboard and every quarter people actually take a look at existing projects and take different decisions. But having said that from a sector perspective, we do expect to see lot more discretionary spend in Financial Services, in Retail and CPG and in manufacturing, whereas in some of the sectors like high-tech and telecom perhaps, there will be lot more focus on optimizing on the non-discretionary spend. So it is a mixed bag.

M.D. Ranganath

Just coming to your onsite mix question, it used to be close to 30%. Over the last couple of quarters it has come down to 29%, which is a positive thing for us from the margin standpoint. Each service line has a different context, for example, typically the consulting has a slightly higher onsite mix as compared to the regular IT services. For example, others like testing or infrastructure management have a much higher possibility to bring down the onsite mix. So we are looking at a portfolio level, how to address this but overall the trajectory in the last three to four quarters has been positive for us on the onsite mix.

Anisha Nayar Dhawan

Just a follow up on the 10,000 new recruits in the US by when will it happen, Sir, have you put up a timeline for this?

Pravin Rao

We have already said in the next two years we will be recruiting about 10,000 locals.

Moderator

Thank you.